Exhibit 99.1

SOHU.COM REPORTS THIRD QUARTER 2024 UNAUDITED FINANCIAL RESULTS

BEIJING, November 12, 2024 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media, video, and game business group, today reported unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter Highlights1

•	Total revenues were US$152 million, up 5% year-over-year and down 12% quarter-over-quarter.

•	Brand advertising revenues were US$19 million, down 15% year-over-year and 6% quarter-over-quarter.

•	Online game revenues were US$128 million, up 9% year-over-year and down 13% quarter-over-quarter.

•	GAAP net loss attributable to Sohu.com Limited was US$16 million, compared with a net loss of US$14 million in the third quarter of 2023 and a net loss of US$38 million in the second quarter of 2024.

•

Non-GAAP[2] net loss attributable to Sohu.com Limited was US$12 million, compared with a net loss of US$10 million in the third quarter of 2023 and a net loss of US$34 million in the second quarter of 2024.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the third quarter of 2024, our brand advertising revenues met the high end of our previous guidance, while both our online game revenues and our bottom-line performance exceeded expectations. For Sohu Media and Sohu Video, in addition to continual product refinements and user experience improvements, we continued to integrate resources and host various unique events and marketing campaigns. With these efforts we were able to effectively stimulate social interactions among users, strengthen our brand influence, and secure more monetization opportunities. As a result of high-quality content updates and robust game operations, our online games business delivered better-than-expected performance.”

Third Quarter Financial Results

Revenues

Total revenues were US$152 million, up 5% year-over-year and down 12% quarter-over-quarter.

Brand advertising revenues were US$19 million, down 15% year-over-year and 6% quarter-over-quarter.

Online game revenues were US$128 million, up 9% year-over-year and down 13% quarter-over-quarter.

Gross Margin

Both GAAP and non-GAAP gross margin were 74%, compared with 76% in the third quarter of 2023 and 67% in the second quarter of 2024.

Both GAAP and non-GAAP gross margin for the brand advertising business were 9%, compared with 15% in the third quarter of 2023 and 20% in the second quarter of 2024.

Both GAAP and non-GAAP gross margin for online games were 84%, compared with 87% in the third quarter of 2023 and 76% in the second quarter of 2024. The quarter-over-quarter increase was mainly due to a lower percentage revenue contribution from mobile games, which require higher revenue-sharing payments.

[1]

The bankruptcy proceedings of Changyou’s wholly-owned subsidiary Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”), which operated Changyou’s cinema advertising business, were concluded by a Chinese mainland bankruptcy court in the third quarter of 2023. The Company recognized a US$35 million disposal gain within discontinued operations in the condensed consolidated statements of operations for the third quarter of 2023. Unless indicated otherwise, results presented in this press release are related to continuing operations only, and exclude the disposal gain related to Shanghai Jingmao.

[2]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Operating Expenses

GAAP operating expenses were US$125 million, down 5% year-over-year and 22% quarter-over-quarter. Non-GAAP operating expenses were US$125 million, down 4% year-over-year and 22% quarter-over-quarter. The quarter-over-quarter decrease was mainly due to a decrease in Changyou’s marketing and promotional spending for online games.

Operating Loss

GAAP operating loss was US$13 million, compared with an operating loss of US$21 million in the third quarter of 2023 and an operating loss of US$44 million in the second quarter of 2024.

Non-GAAP operating loss was US$13 million, compared with an operating loss of US$20 million in the third quarter of 2023 and an operating loss of US$45 million in the second quarter of 2024.

Income Tax Expense

GAAP income tax expense was US$15 million, compared with income tax expense of US$15 million in the third quarter of 2023 and income tax expense of US$9 million in the second quarter of 2024.

Non-GAAP income tax expense was US$11 million, compared with income tax expense of US$12 million in the third quarter of 2023 and income tax expense of US$5 million in the second quarter of 2024.

Net Loss

GAAP net loss attributable to Sohu.com Limited was US$16 million, or a net loss of US$0.52 per fully-diluted American depositary share (“ADS,” each ADS representing one Sohu ordinary share), compared with a net loss of US$14 million in the third quarter of 2023 and a net loss of US$38 million in the second quarter of 2024.

Non-GAAP net loss attributable to Sohu.com Limited was US$12 million, or a net loss of US$0.39 per fully-diluted ADS, compared with a net loss of US$10 million in the third quarter of 2023 and a net loss of US$34 million in the second quarter of 2024.

Liquidity and Capital Resources

As of September 30, 2024, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.3 billion.

Supplementary Information for Changyou Results3

Third Quarter 2024 Operating Results

•

For PC games, total average monthly active user accounts[4] (MAU) were 2.2 million, a decrease of 2% year-over-year and 3% quarter-over-quarter. Total quarterly aggregate active paying accounts[5] (APA) were 0.9 million, a decrease of 13% year-over-year and flat quarter-over-quarter. The year-over-year decrease in APA was mainly due to the natural decline of our older games, including TLBB PC.

•

For mobile games, total average MAU were 3.2 million, an increase of 41% year-over-year and a decrease of 34% quarter-over-quarter. Total quarterly APA were 1.1 million, an increase of 142% year-over-year and a decrease of 3% quarter-over-quarter. The year-over-year increases in MAU and APA were mainly from New Westward Journey, which was launched during the second quarter of 2024. The quarter-over-quarter decrease in MAU was mainly due to the natural decline of New Westward Journey.

Third Quarter 2024 Unaudited Financial Results

Total revenues were US$129 million, an increase of 9% year-over-year and a decrease of 13% quarter-over-quarter. Online game revenues were US$128 million, an increase of 9% year-over-year and a decrease of 13% quarter-over-quarter. Online advertising revenues were US$1 million, a decrease of 22% year-over-year and 13% quarter-over-quarter.

Both GAAP and non-GAAP gross profit were US$108 million, compared with US$103 million for the third quarter of 2023 and US$112 million for the second quarter of 2024.

[3]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[4]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP operating expenses were US$45 million, a decrease of 12% year-over-year and 43% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in outsourcing and licensing fees related to product development. The quarter-over-quarter decrease was mainly due to a decrease in marketing and promotional spending for online games.

Non-GAAP operating expenses were US$45 million, a decrease of 11% year-over-year and 43% quarter-over-quarter.

GAAP operating profit was US$62 million, compared with US$51 million for the third quarter of 2023 and US$32 million for the second quarter of 2024.

Non-GAAP operating profit was US$62 million, compared with US$52 million for the third quarter of 2023 and US$32 million for the second quarter of 2024.

Recent Development

Sohu today announced that on November 9, 2024 its board of directors authorized an additional one year to the period of Sohu’s previously-announced share repurchase program, from the previous end date of November 10, 2025 to November 10, 2026. As previously announced, Sohu may purchase up to US$150 million of the outstanding ADSs of Sohu from time to time under the program at Sohu’s management’s discretion at prevailing market prices in accordance with Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934. Sohu’s management will continue to determine the timing and amount of any purchases of ADSs based on their evaluation of market conditions, the trading price of ADSs and other factors. The share repurchase program may be suspended or discontinued at any time. Sohu plans to continue to fund repurchases from its existing cash balance. As of November 7, 2024, Sohu had repurchased 3,380,361 ADSs under the share repurchase program for an aggregate cost of approximately US$42 million.

Business Outlook

For the fourth quarter of 2024, Sohu estimates:

•	Brand advertising revenues to be between US$17 million and US$19 million; this implies an annual decrease of 6% to 16%, and a sequential decrease of 9% to a sequential increase of 2%.

•	Online game revenues to be between US$97 million and US$107 million; this implies an annual decrease of 7% to 15%, and a sequential decrease of 16% to 24%.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between US$26 million and US$36 million; and GAAP net loss attributable to Sohu.com Limited to be between US$30 million and US$40 million.

For the fourth quarter 2024 guidance, the Company has adopted a presumed exchange rate of RMB7.10=US$1.00, as compared with the actual exchange rate of approximately RMB7.15=US$1.00 for the fourth quarter of 2023, and RMB7.12=US$1.00 for the third quarter of 2024.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and interest expense recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments do not involve subsequent cash outflow or are reflected in the cash flows at the equity transaction level, Sohu does not factor in their impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, and interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited, and diluted net income attributable to Sohu.com Limited per ADS excluding share-based compensation expense and interest expense recognized in connection with the Toll Charge is that share-based compensation expense and interest expense recognized in connection with the Toll Charge have been and can be expected to continue to be significant recurring expenses in Sohu’s business. It is also possible that changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments will recur in the future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales and online games for its revenues; and the impact of the U.S. TCJA. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2023, and other filings with and information furnished to the U.S. Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, November 12, 2024 (8:30 p.m. Beijing/Hong Kong time, November 12, 2024) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. As a mainstream media platform, Sohu is indispensable to the daily life of millions of Chinese, providing a network of web properties and community based products which continually offer a broad array of choices regarding information, entertainment and communication to the vast number of Sohu users. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the leading online media destinations Sohu News App, Sohu Video App, the mobile news portal m.sohu.com, the PC portal www.sohu.com, and the online video website tv.sohu.com; and the online games platform www.changyou.com/en/.

Sohu provides online brand advertising services as well as multiple news, information and content services on its matrix of websites and also on its mobile platforms. Sohu’s online game business, conducted by its subsidiary Changyou, develops and operates a diverse portfolio of PC and mobile games, such as the well-known Tian Long Ba Bu (“TLBB”) PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

In China:

Ms. Huang, Pu

Sohu.com Limited

Tel:   +86 (10) 6272-6645

E-mail:  ir@contact.sohu.com

In the United States:

Ms. Bergkamp, Linda

Christensen

Tel:   +1 (480) 614-3004

E-mail:  linda.bergkamp@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Revenues:
Brand advertising	$18,677	$19,853	$22,087
Online games	127,721	146,997	117,049
Others	5,594	5,483	6,294

Total revenues	151,992	172,333	145,430

Cost of revenues:
Brand advertising (includes share-based compensation expense of nil, $1, and $15, respectively)	17,040	15,904	18,745
Online games (includes share-based compensation expense of nil, nil, and $18, respectively)	20,292	35,588	15,039
Others	2,283	4,974	687

Total cost of revenues	39,615	56,466	34,471

Gross profit	112,377	115,867	110,959
Operating expenses:
Product development (includes share-based compensation expense of $6, $10, and $280, respectively)	62,231	65,209	67,749
Sales and marketing (includes share-based compensation expense of $9, $10, and $39, respectively)	48,494	83,936	53,040
General and administrative (includes share-based compensation expense of $29, $-421, and $358, respectively)	14,692	11,012	10,801

Total operating expenses	125,417	160,157	131,590

Operating loss	(13,040)	(44,290)	(20,631)
Other income, net	3,635	5,572	10,869
Interest income	9,074	9,561	11,519
Exchange difference	(988)	231	(478)

Income/(loss) before income tax expense	(1,319)	(28,926)	1,279
Income tax expense	15,028	8,731	15,340

Ne loss from continuing operations	(16,347)	(37,657)	(14,061)
Net income from discontinued operations, net of tax[6]	—	—	35,426
Net income/(loss)	(16,347)	(37,657)	21,365

Less: Net loss from continuing operations attributable to the noncontrolling interest shareholders	—	—	(2)
Net loss from continuing operations attributable to Sohu.com Limited	(16,347)	(37,657)	(14,059)

Net income from discontinued operations attributable to Sohu.com Limited	—	—	35,426

Net income/(loss) attributable to Sohu.com Limited	(16,347)	(37,657)	21,367

Basic net loss from continuing operations per share/ADS attributable to Sohu.com Limited[7]	$(0.52)	$(1.16)	$(0.41)

Basic net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	$—	$1.04

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.52)	$(1.16)	$0.63

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited	31,729	32,492	34,190

Diluted net loss from continuing operations per share/ADS attributable to Sohu.com Limited	$(0.52)	$(1.16)	$(0.41)

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	$—	$1.04

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.52)	$(1.16)	$0.63

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	31,729	32,492	34,190

[6]	See Footnote 1.
[7]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2024	As of Dec. 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$135,645	$362,504
Restricted cash	—	3,184
Short-term investments	798,733	597,770
Accounts receivable, net	54,956	71,618
Prepaid and other current assets	84,674	81,971

Total current assets	1,074,008	1,117,047

Fixed assets, net	262,549	269,058
Goodwill	47,322	47,163
Long-term investments, net	45,670	45,198
Intangible assets, net	8,515	2,226
Long-term time deposits	337,689	388,613
Other assets	12,374	12,793

Total assets	$1,788,127	$1,882,098

LIABILITIES
Current liabilities:
Accounts payable	$41,693	$44,609
Accrued liabilities	102,772	103,779
Receipts in advance and deferred revenue	50,945	50,829
Accrued salary and benefits	38,056	50,330
Taxes payables	13,859	11,363
Other short-term liabilities	77,142	81,482

Total current liabilities	$324,467	$342,392

Long-term other payables	2,854	3,924
Long-term tax liabilities	484,909	474,374
Other long-term liabilities	2,022	2,130

Total long-term liabilities	$489,785	$480,428

Total liabilities	$814,252	$822,820

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	973,553	1,058,956
Noncontrolling interest	322	322

Total shareholders’ equity	$973,875	$1,059,278

Total liabilities and shareholders’ equity	$1,788,127	$1,882,098

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Sep. 30, 2024				Three Months Ended Jun. 30, 2024				Three Months Ended Sep. 30, 2023
	GAAP	Non-GAAP Adjustment		Non-GAAP	GAAP	Non-GAAP Adjustment		Non-GAAP	GAAP	Non-GAAP Adjustment		Non-GAAP
		—	(a)			1	(a)			15	(a)

Brand advertising gross profit	$1,637	$—		$1,637	$3,949	$1		$3,950	$3,342	$15		$3,357

Brand advertising gross margin	9%			9%	20%			20%	15%			15%

		—	(a)			—	(a)			18	(a)

Online games gross profit	$107,429	$—		$107,429	$111,409	$—		$111,409	$102,010	$18		$102,028

Online games gross margin	84%			84%	76%			76%	87%			87%

		—	(a)			—	(a)			—	(a)

Others gross profit	$3,311	$—		$3,311	$509	$—		$509	$5,607	$—		$5,607

Others gross margin	59%			59%	9%			9%	89%			89%

		—	(a)			1	(a)			33	(a)

Gross profit	$112,377	$—		$112,377	$115,867	$1		$115,868	$110,959	$33		$110,992

Gross margin	74%			74%	67%			67%	76%			76%

Operating expenses	$125,417	$(44)	(a)	$125,373	$160,157	$401	(a)	$160,558	$131,590	$(677)	(a)	$130,913

		44	(a)			(400)	(a)			710	(a)

Operating loss	$(13,040)	$44		$(12,996)	$(44,290)	$(400)		$(44,690)	$(20,631)	$710		$(19,921)

Operating margin	-9%			-9%	-26%			-26%	-14%			-14%

Income tax expense	$15,028	$(3,883)	(c)	$11,145	$8,731	$(3,764)	(c)	$4,967	$15,340	$(3,149)	(c)	$12,191

		44	(a)			(400)	(a)			710	(a)
		—				131	(b)			—
		3,883	(c)			3,764	(c)			3,149	(c)

Net loss before non-controlling interest	$(16,347)	$3,927		$(12,420)	$(37,657)	$3,495		$(34,162)	$(14,061)	3,859		(10,202)

		44	(a)			(400)	(a)			710	(a)
		—				131	(b)			—
		3,883	(c)			3,764	(c)			3,149	(c)

Net loss from continuing operations attributable to Sohu.com Limited for diluted net loss per ADS	$(16,347)	$3,927		$(12,420)	$(37,657)	$3,495		$(34,162)	$(14,059)	3,859		(10,200)

Net income from discontinued operations attributable to Sohu.com Limited for diluted net loss per ADS[8]	$—	—		—	$—	—		$—	$35,426	—		$35,426

Net income/(loss) attributable to Sohu.com Limited for diluted net income/(loss) per share/ADS	$(16,347)	3,927		(12,420)	$(37,657)	$3,495		$(34,162)	$21,367	3,859		25,226

Diluted net loss from continuing operations per ADS attributable to Sohu.com Limited	$(0.52)			$(0.39)	$(1.16)			(1.05)	$(0.41)			$(0.30)

Diluted net income from discontinued operations per ADS attributable to Sohu.com Limited	$—			—	$—			—	$1.04			$1.04

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.52)			(0.39)	$(1.16)			(1.05)	$0.63			$0.74

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	31,729			31,729	32,492			32,492	34,190			34,190

Note:

(a)	To eliminate the impact of share-based awards.
(b)	To adjust for changes in the fair value of the Company’s investments.
(c)	To adjust for the effect of the Toll Charge.
[8]	See Footnote 1.